Exhibit 1

SILICOM LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 24, 2009

        Notice is hereby given that an Annual General Meeting (the “Meeting”) of Shareholders of Silicom Ltd. (the “Company”) will be held at the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel, on June 24, 2009, at 12:00 noon, Israel time.

        The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000.

        The Meeting is being called for the following purposes:

    1.        To consider and act upon a proposal to elect Messrs. Avi Eizenman, Yehuda Zisapel and Yeshayahu (‘Shaike’) Orbach to hold office as directors until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

    2.        To consider and act upon a proposal to approve the appointment of Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International, as the independent public accountants of the Company for the period commencing January 1, 2009 and until the next annual shareholders meeting, and to authorize the audit committee of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

    3.        To receive management’s report on the business of the Company for the year ended December 31, 2008, and to transact such other business as may properly come before the Meeting.

        Approval of the above proposals requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares of the Company nominal value New Israeli Shekels 0.01 each (“Ordinary Shares”) amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals.

        Shareholders of record at the close of business on May 24, 2009 will be entitled to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) – 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the aforementioned proxy.

Date: May 19, 2009	By Order of the Board of Directors SILICOM LTD. /s/ Shaike Orbach Yeshayahu (‘Shaike’) Orbach President and Chief Executive Officer